                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 10)

                              HARTMARX CORPORATION
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                             THE LINCOLN COMPANY LLC
--------------------------------------------------------------------------------
                       (Name of Filing Persons (Offeror))

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    417119104
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                  Spencer Hays
               c/o Neuberger, Quinn, Gielen, Rubin & Gibber, P.A.
                          One South Street, 27th Floor
                            Baltimore, Maryland 21202
                                 (410) 332-8573
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)


                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
     Transaction Valuation                             Amount of Filing Fee
             N/A                                               N/A
--------------------------------------------------------------------------------

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:__________________ Filing Party:_________________________

Form or Registration No.:________________ Date Filed:___________________________

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     / /  third party tender offer subject to Rule 14d-1.
     / /  issuer tender offer subject to Rule 13e-4.
     / /  going-private transaction subject to Rule 13e-3.
     / /  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: / /



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CONTACT: Robert D. Siegfried
         Hope Sidman
         Kekst and Company
         (212) 521-4800

                                                     FOR IMMEDIATE RELEASE


NEW YORK, NEW YORK, SEPTEMBER 25, 2001 - The Lincoln Company LLC today announced that it has sent the following letter and attachments regarding its financing to Raymond Farley, Chairman of the Ad Hoc Committee of the Hartmarx Corporation (NYSE: HMX) Board of Directors.

(Attached is The Lincoln Company letter to Raymond Farley and copies of information relating to its financing.)

Investors and security holders are strongly advised to read the tender offer or business combination statement regarding the offer referred to in this press release when it becomes available because it will contain important information. The Lincoln Company LLC will file this statement with the Securities and Exchange Commission (SEC) at the appropriate time. Investors and security holders may obtain a free copy of the statement (when available) at www.sec.gov.
                                                                    -----------

                                      # # #


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                             THE LINCOLN COMPANY LLC
               c/o NEUBERGER, QUINN, GIELEN, RUBIN & GIBBER, P.A.
                          ONE SOUTH STREET, 27TH FLOOR
                            BALTIMORE, MARYLAND 21202
                                  410-332-8550
                               410-332-8594 (FAX)

                               September 25, 2001



Mr. Raymond F. Farley
Chairman of the Ad Hoc Committee of
   Independent Directors of the Hartmarx Corporation
245 Main Street - Suite 101
Racine, WI  53403


Dear Mr. Farley:

         We have read with real disappointment the statements attributed to you in the Hartmarx press release of September 21.

         It has become increasingly apparent that the Hartmarx Board's position is NOT simply posturing to get a higher price, but rather reflects the inescapable conclusion that the Board is unwilling to deal with us regardless of the strength of our financing.

         We are today disclosing publicly together with a copy of this letter, a copy of the key financing materials we provided to Hartmarx (through its counsel) from the Bank of America and The Stephens Group (redacted only as provided for in the Protective Order). In addition we are providing a Declaration from the Tom James' Treasurer attesting to Tom James' ability to fund its $34 Million in equity. Together with Mr. Abboud's $1 Million, these aggregate $315 Million in available facilities, more than enough to fund the transaction as we proposed.

         By making these financing materials public now, regardless of whether we withdraw or not, Hartmarx shareholders will have the benefit of these disclosures.

         While you continue to spend the Hartmarx shareholders' money to keep us at bay, we are being forced to spend thousands of dollars of our own money for the privilege of paying a 100% plus premium to Hartmarx shareholders.

         Enough is enough.!! We have decided that if the Hartmarx Board continues to reject our efforts and does not contact us by the close of business on October 1, 2001 with a good faith declaration of their willingness to explore a transaction with us, then we will withdraw our offer. If Hartmarx agrees to negotiate with us, then all of the litigation can be held in abeyance without prejudice.


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         I do hope that the Hartmarx Board will reconsider its position and will agree to proceed with us and allow the Hartmarx shareholders to receive the $4.50 a share that we offered. This is now very much in jeopardy, as if we are forced to withdraw it will be the Hartmarx Board's decision.

                                            Very truly yours,

                                            /s/ Spencer Hays

                                            Spencer Hays



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                              BANK OF AMERICA, N.A.
                             100 NORTH TRYON STREET
                         CHARLOTTE, NORTH CAROLINA 28255



September 7, 2001

The Lincoln Company LLC
745 5th Street
Suite 1508
New York, New York  10051

Attention:  Mr. Spencer Hays, Chairman of the Board

       Re:  $200,000,000 Senior Credit Facility
            Commitment Letter

Ladies and Gentlemen:

The Lincoln Company, LLC (the "BUYER"), has advised Bank of America, N.A. (the "BANK") that it intends, through an acquisition company to be formed by the Buyer (the "BORROWER"), to acquire all of the outstanding capital stock of Hartmarx Corporation (the "TARGET COMPANY"), after which acquisition the Borrower (or another entity satisfactory to the Bank) will become and continue as the operating company. In connection with the acquisition (the "ACQUISITION") by the Borrower of the stock of the Target Company, Bank is pleased to offer to be the sole and exclusive administrative agent for a $200,000,000 senior credit facility (the "SENIOR CREDIT FACILITY") to Borrower, and Bank is pleased to offer its commitment to lend all of the Senior Credit Facility, upon and subject to the terms and conditions of this letter and the Summary of Terms and Conditions attached hereto as EXHIBIT A (the "TERM SHEET"). Bank is pleased to further advise Borrower of its willingness to form a syndicate of financial institutions (the "LENDERS") reasonably acceptable to Borrower for the Senior Credit Facility.

Bank will act as sole and exclusive administrative agent for the Senior Credit Facility. No additional agents, co-agents or arrangers will be appointed and no other titles will be awarded without Bank's prior written approval with respect to the Senior Credit Facility.

Bank intends to commence syndication efforts promptly, and each of Buyer and Borrower agrees to actively assist, and to cause the Target Company to assist, Bank in achieving a syndication of the Senior Credit Facility that is satisfactory to Bank. Such assistance shall include (a) Buyer and Borrower providing and causing its advisors to provide Bank and the other Lenders upon request with all information reasonably deemed necessary by Bank to complete syndication, including information and evaluations prepared by Buyer and/or Borrower, the Target Company and their advisors in connection with the Acquisition; (b) Buyer and Borrower providing assistance in the preparation of an Offering Memorandum to be used in connection with the syndication; and (c)


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Buyer and Borrower otherwise assisting Bank in its syndication efforts, including by making senior management and advisors of Borrower, the Target Company and their subsidiaries available from time to time to attend and make presentations regarding the business and prospects of Borrower, the Target Company and their subsidiaries, as appropriate, at one or more meetings of prospective Lenders.

It is understood and agreed that Bank will manage and control all aspects of the syndication, including decisions as to the selection of proposed Lenders and any titles offered to proposed Lenders, when commitments will be accepted and the final allocations of the commitments among the Lenders. It is further understood and agreed that no Lender participating in the Senior Credit Facility will receive compensation from Buyer or Borrower in order to obtain its commitment, except on the terms contained herein, in the Term Sheet and in the below described Fee Letter.

In the event that the Senior Credit Facility cannot be successfully syndicated under the terms outlined in the Term Sheet (a successful syndication being one in which Bank is able to achieve its targeted hold, to be determined after completion of the Bank's due diligence), each of Buyer and Borrower agrees that Bank shall be entitled, in consultation with Buyer and Borrower, to change the pricing and other terms of the Senior Credit Facility if Bank determines that such changes are necessary to ensure a successful syndication. The Term Sheet shall be deemed to be amended to reflect such changes and the syndication process shall continue. The agreement in this paragraph shall survive closing of the Senior Credit Facility.

The commitment of Bank hereunder and the agreement of Bank to provide the services described herein are subject to the agreement in the preceding paragraph and the satisfaction of each of the following conditions precedent in a manner acceptable to Bank in its sole discretion: (a) each of the terms and conditions set forth herein and in the Term Sheet; (b) the completion of all legal and business due diligence with respect to Borrower, the Target Company and their subsidiaries in scope and determination satisfactory to Bank in its sole discretion, the results of which the Bank agrees to share with the Buyer subject to any confidentiality restrictions applicable to the Bank or such due diligence materials and without any representation or warranty as to the completeness or accuracy of such results; (c) the absence of a material breach of any representation, warranty or agreement of Buyer or Borrower set forth herein; (d) Bank's satisfaction that subsequent to the acceptance by the Buyer of this commitment letter and thereafter during the syndication of the Senior Credit Facility there shall be no competing offering, placement or arrangement of any senior debt securities or bank financing by or on behalf of Borrower; (e) the negotiation, execution and delivery of definitive documentation for the Senior Credit Facility consistent with the Term Sheet and otherwise satisfactory to Bank; (f) since the date hereof, no material adverse change in or material disruption of conditions in the financial, banking or capital markets which Bank, in its sole discretion, deems material in connection with the syndication of the Senior Credit Facility shall have occurred and be continuing; (g) no change, occurrence or development that could, in Bank's opinion, have a material adverse effect on the business, assets, liabilities (actual or contingent), operations, condition (financial or otherwise) or prospects of Borrower, the Target Company and their subsidiaries taken as a whole shall have occurred or become known to Bank; (h) all financial projections concerning the Target Company and its subsidiaries that have been or are hereafter made available to Bank or the Lenders by Buyer or Borrower or any of their respective representatives (the "TARGET COMPANY PROJECTIONS") have been or will be prepared in good faith based upon assumptions that each of Buyer and Borrower believes to be reasonable; and (i) Bank not becoming aware after the date hereof of any information or other matter which in Bank's judgment is inconsistent in a material and adverse manner with any information or other matter disclosed to Bank prior to the date hereof with respect to Borrower or the Target Company, its business or financial condition, or the transactions contemplated in connection with the Senior Credit Facility (in which case Bank may, in its sole discretion, suggest alternative financing amounts or structures that ensure adequate protection for the Lenders or terminate this letter and any commitment or undertaking hereunder).

Each of Buyer and Borrower hereby represents, warrants and covenants that (a) all information, other than Projections (defined below), which has been or is hereafter made available to Bank or the Lenders by Buyer or Borrower or any of their respective representatives in connection with the transactions contemplated hereby (the "INFORMATION") is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading, and (b) all financial projections concerning Borrower and its subsidiaries that have been or are hereafter made available to Bank or the Lenders by Buyer or Borrower or any of their respective representatives (the "BORROWER PROJECTIONS" and together with the Target Company Projections, the "PROJECTIONS") have been or will be prepared in good faith based upon assumptions each of Buyer and Borrower believes to be reasonable. Each of Buyer and Borrower agrees to furnish Bank with such Information and Projections as Bank may reasonably request (including due diligence investigations of the Target Company prepared by accountants and advisors of Buyer and/or Borrower to the extent permitted by such accountants and advisors) and to supplement the Information and the Projections from time to time until the closing date for the Senior Credit Facility so that the representations, warranties and covenants in the preceding sentence are correct on such closing date. Each of Buyer and Borrower understands that in arranging and syndicating the Senior Credit Facility, Bank will be using and relying on the Information and the Projections without independent verification thereof.

By acceptance of this offer, Buyer and Borrower agree to pay all costs and expenses of Bank described in the Term Sheet (the "REIMBURSABLE EXPENSES"). Buyer shall deliver to Bank, with the executed copy of this letter, a deposit of [REDACTED TEXT] (the "INITIAL DEPOSIT"). In addition, Buyer and Borrower agree to deliver to Bank from time to time such additional deposits as may be necessary to cover Reimbursable Expenses in excess of the Initial Deposit (together with the Initial Deposit, the "DEPOSIT"). In the event the Senior Credit Facility is consummated, then the Deposit, less all Reimbursable Expenses, will be applied to closing fees and expenses. In the event the Senior Credit Facility is not consummated for any reason whatsoever, then Bank will return the Deposit, less all Reimbursable Expenses, to Buyer. Bank will provide Buyer and Borrower with a detailed accounting of Reimbursable Expenses.

In connection with the services and transactions contemplated hereby, each of Buyer and Borrower agrees that Bank is permitted to access, use and share with any of its bank or non-bank affiliates, agents, advisors (legal or otherwise) or representatives, any information concerning the Buyer, Borrower, the Target Company or any of their respective affiliates that is or may come into the possession of Bank or any of such affiliates; provided, however, Bank and such affiliates agree to keep such information confidential except to the extent such information must be disclosed by Bank or such affiliates pursuant to any law or any regulatory or legal proceedings or process applicable to Bank. Bank shall be entitled to delegate any or all of its syndication and arrangement responsibilities hereunder to any of its affiliates.

Each of Buyer and Borrower agrees to indemnify and hold harmless Bank, each Lender and each of their affiliates and their directors, officers, employees, advisors and agents (each, an "INDEMNIFIED PARTY") from and against (and will reimburse each Indemnified Party as the same are incurred) any and all losses, claims, damages, liabilities, and expenses (including, without limitation, the reasonable fees and expenses of counsel) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or by reason of (including, without limitation, in connection with any investigation, litigation or proceeding or preparation of a defense in connection therewith) any matters contemplated by this letter, any related transaction, the Acquisition, the Senior Credit Facility or any use made or proposed to be made with the proceeds thereof, unless and only to the extent that, as to any Indemnified Party, it shall be determined in a final, nonappealable judgment by a court of competent jurisdiction that such losses, claims, damages, liabilities or expenses resulted primarily from the gross negligence or willful misconduct of such Indemnified Party. Each of Buyer and Borrower agrees that no Indemnified Party shall have any liability for any indirect or consequential damages in connection with the Senior Credit Facility.

In connection with the Senior Credit Facility, each of Buyer and Borrower agrees to provide to Bank, in a reasonably prompt manner and in any event at or before such time as Bank may deem necessary for a complete and satisfactory review by Bank, all such documents, reports, agreements, financial and other information, environmental reports and other items as Bank or its counsel may reasonably request with respect to Borrower and its business and to the extent available, the Target Company.

The terms of this letter, the Term Sheet and the fee letter of even date herewith among Buyer, Borrower and Bank (the "FEE LETTER") are confidential and, except for disclosure (i) of the Term Sheet on a confidential basis to (x) lenders providing subordinated debt financing to Borrower and (y) the board of directors of the Target Company and to accountants, attorneys and other professional advisors retained by the Target Company and who are subject to the related Protective Order applied for by Buyer from the United States District Court for the Northern District of Illinois, Eastern Division, or (ii) of the Term Sheet and the Fee Letter on a confidential basis to investors in the Buyer, accountants, attorneys and other professional advisors retained by Buyer or Borrower in connection with the Senior Credit Facility, or as may be required by law, may not be disclosed in whole or in part to any other person or entity, including, without limitation, the Target Company and its advisors, without Bank's prior written consent.

All of Buyer's and Borrower's reimbursement, indemnification and confidentiality obligations set forth in this letter shall remain in full force and effect regardless of whether any definitive documentation for the Senior Credit Facility shall be executed and notwithstanding the termination of this letter or any commitment or undertaking hereunder.

In the event Buyer or Borrower breaches any of its obligations or agreements set forth in this letter, at Bank's option this letter and Bank's commitment hereunder shall terminate and Buyer and Borrower shall forfeit any unused portion of the Deposit and any fees paid to Bank prior to such termination.

Each of Buyer and Borrower agrees that Bank may charge any and all amounts due by Buyer or Borrower to Bank under or in connection with this letter to any account of Buyer or Borrower maintained with Bank.

This letter, the Term Sheet and the Fee Letter shall be governed by laws of the State of Georgia. Each of Buyer, Borrower and Bank hereby irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this letter, the Term Sheet, the Fee Letter, the transactions contemplated hereby and thereby or the actions of Bank in the negotiation, performance or enforcement hereof.

This letter, together with the Term Sheet and the Fee Letter, set forth the entire understanding of Buyer, Borrower and Bank with respect to the Senior Credit Facility. This letter may be modified or amended only by the written agreement of Buyer, Borrower and Bank. This letter is not assignable by Buyer or Borrower without Bank's prior written consent and is intended to be solely for the benefit of Buyer, Borrower, Bank and the Indemnified Parties.

This offer will expire at 5:00 p.m. Atlanta, Georgia time on September 17, 2001 unless each of Buyer and Borrower executes this letter and the Fee Letter and returns them to Bank prior to that time (which may be by facsimile transmission), together with the Initial Deposit and all fees due upon acceptance of this commitment in accordance with the terms of the Fee Letter, whereupon this letter and the Fee Letter (each of which may be signed in one or more counterparts) shall become binding agreements. Thereafter, this undertaking and commitment will expire on the earlier of (a) the closing of the Acquisition without the use of the Senior Credit Facility, (b) the acceptance by the Target Company of an offer for all or substantially all of the stock of the Target Company other than the offer contemplated hereby, and (c) November 10, 2001, unless definitive documentation for the Senior Credit Facility is executed and delivered prior to such date.

We look forward to working with you in the weeks ahead.

Very truly yours,

BANK OF AMERICA, N.A.

/s/  Reece Chapman

Reece Chapman
Senior Vice President

Accepted and Agreed to as of
September 14, 2001:

THE LINCOLN COMPANY LLC

By:  /s/ Spencer Hays
Title:   Authorized Agent



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                                    EXHIBIT A
                                    ---------

                         SUMMARY OF TERMS AND CONDITIONS


BORROWER:           An acquisition company (the "Borrower") to be formed by The
                    Lincoln Company LLC (the "Parent").

GUARANTORS:         The Revolving Credit Facility (defined below) shall be
                    guaranteed by the Parent and all existing and future direct and indirect subsidiaries of the Borrower (collectively, the "GUARANTORS"). All guarantees shall be guarantees of payment and not of collection.

AGENT:              Bank of America, N.A. ("BANK").

LEAD ARRANGER,
SYNDICATION
AGENT AND
BOOK RUNNER:        Bank of America Securities LLC ("BAS").

LENDERS: Bank and a group of lenders mutually acceptable to Borrower, Bank and BAS.

CREDIT              A revolving credit facility of up to $200,000,000 (the
FACILITY:           "SENIOR CREDIT FACILITY"), including a $50,000,000 sub-limit for letters of credit (letters of credit will be 100% reserved against borrowing availability under the Senior
                    Credit Facility).

PURPOSE: The Senior Credit Facility will be used by Borrower to pay a portion of the purchase price for the acquisition by Borrower (the "ACQUISITION") of the stock of Hartmarx Corporation (the "TARGET COMPANY"), to refinance existing indebtedness, to issue standby or commercial letters of credit, and to finance ongoing working capital needs.

LOAN                Advances under the Senior Credit Facility will be limited to
AVAILABILITY:       (a) up to 85% of eligible accounts receivable, plus (b) up to the lesser of (i) 60% of eligible inventory or (ii) 80% of the net orderly liquidation value of total eligible inventory as determined by a third party appraisal firm satisfactory to the Bank and the Borrower, minus (c) such reserves as Bank may establish in good faith. Advances against eligible inventory will be subject to a sub-limit based on Bank's due diligence review.

                    Standards of eligibility will be established by Bank based on the completion of due diligence including a field examination, but in any event will include the following ineligible categories:

                    INELIGIBLE ACCOUNTS RECEIVABLE: (i) accounts outstanding for more than 90 days after the invoice date or 90 days after the due date, (ii) intercompany accounts, (iii) foreign accounts, (iv) all accounts owing by an account debtor as to which fifty percent 50% or more of the accounts owing by such account debtor are otherwise ineligible, (v) contra accounts, (vi) government accounts, (vii) accounts to any one account debtor or group of affiliated account debtors that are in excess of 10% of total eligible accounts; and
                    (viii) such other categories as may be established by Bank in good faith.

                    INELIGIBLE INVENTORY. (i) slow moving, obsolete and defective inventory, (ii) work-in-process inventory, (iii) inventory in transit, (iv) returns, (v) off-site inventory for which appropriate lien releases and waivers have not been obtained, (vi) packing and shipping materials, (vii) inventory that is subject to a third party's trademark or other proprietary right, unless Bank is satisfied that it could sell such inventory on satisfactory terms in a default, and (viii) such other categories as may be established by Bank in good faith.

MINIMUM EXCESS      Excess availability as of the closing date, and for a
AVAILABILITY:       twelve-month pro forma period following the closing date,
                    shall be not less than $15,000,000. The pro forma availability shall be based on Borrower's working capital requirements for the twelve months prior to the closing date, overlayed with the capital structure of the Borrower as of the closing date.

SECURITY:           All obligations to Bank and the Lenders will be secured by first priority liens upon all existing and future acquired assets, including accounts receivable, inventory, rolling stock, subsidiary capital stock, chattel paper, documents, instruments, deposit accounts, contract rights, general intangibles and investment property of the Borrower and its subsidiaries. A limited collateral license will be granted to Bank in the intellectual property for foreclosure sales of inventory.

MATURITY:           The Senior Credit Facility will mature 3 years after the
                    closing date. In the event Borrower terminates the Senior
                    Credit Facility prior to the maturity date, Borrower will pay Lenders an early termination fee of (a) [REDACTED TEXT] of the Senior Credit Facility commitment if termination occurs in the first year after closing and (b)
                    [REDACTED TEXT] of the Senior Credit Facility commitment if termination occurs in the second year after closing.
                    Notwithstanding the foregoing, in the event Borrower refinances the Senior Credit Facility with a credit facility provided by another lending department of Bank, the early termination fee will not apply on the portion of the Senior
                    Credit Facility held by Bank.

INTEREST, FEES
AND EXPENSES:       See SCHEDULE 1 attached hereto.

TERMS AND           The financing agreements will contain representations and
CONDITIONS:         warranties, covenants, events of default, and other
                    provisions acceptable to Bank, including the following:

                    1. Financial covenants acceptable to Bank based on Borrower's projections, including but not limited to a fixed charge coverage ratio and a funded debt to EBITDA ratio. If Borrower maintains a minimum amount of unused availability (to be determined upon completion of due diligence) under the Senior Credit Facility, Borrower shall not be required to comply with the financial covenants provided herein.

                    2. Borrower's agreement to provide Bank and the Lenders periodic financial and collateral reporting, including annual audited financial statements, monthly and quarterly internally prepared financial statements, annual financial projections, and periodic borrowing base certificates, receivables agings, inventory reports and periodic inventory appraisals satisfactory to Bank (prepared by third party appraisers satisfactory to the Bank and the Borrower).

                    3. Borrower's agreement to maintain insurance with insurance carriers (acceptable to Bank) against such risks and in such amounts as is customary for similar businesses, naming Bank as mortgagee/loss payee.

                    4. Restrictions on, among other things, distributions and dividends, acquisitions and investments, indebtedness, liens, affiliate transactions, and capital expenditures.

                    5. Borrower's agreement to cause all proceeds of accounts receivable to be forwarded to a lockbox or, with Bank's consent, deposited in a blocked account.

BANK PRODUCTS:      In order to facilitate the administration of the Senior
                    Credit Facility and Bank's security interest in Borrower's assets, Borrower will agree to maintain Bank as Borrower's principal depository bank, including for the maintenance of operating, administrative, cash management, collection activity and other deposit accounts for the conduct of Borrower's business.

INTEREST RATE       Within 120 days after the closing of the Senior Credit
PROTECTION:         Facility and continuing thereafter until the Senior Credit
                    Facility is paid in full and all commitments to lend thereunder are terminated, Borrower will put into place and maintain one or more hedge or similar agreements, on terms acceptable to Bank, with Bank or another financial institution reasonably acceptable to Bank, the effect of which will be to place a limit upon the interest rate payable by Borrower with respect to at least 30% of projected average borrowings outstanding from time to time under the Senior Credit Facility.


CONDITIONS          The extension of the aforementioned financing arrangement is
PRECEDENT:          subject to the fulfillment of a number of conditions to
                    Bank's satisfaction, including, but not limited to, the following:

                    1. Bank's completion of its legal and business due diligence review, including a satisfactory field examination of Borrower's and the Target Company's books, records and collateral.

                    2. The execution and delivery, in form and substance acceptable to Bank and its counsel, of Bank's customary agreements, documents, instruments, financing statements, consents, landlord waivers, documents indicating compliance with all applicable federal and state environmental laws and regulations, evidences of corporate authority, opinions of counsel and such other writings to confirm and effectuate the Senior Credit Facility as may be required by Bank and its counsel.

                    3. Consummation of the Acquisition on terms acceptable to Bank, including (a) satisfactory legal documentation, including an executed merger agreement with the Target Company acceptable in form and substance to Bank, (b) Bank's satisfaction with Borrower's corporate, capital and ownership structures after giving effect to the Acquisition, (c) all government, shareholder, director and third party consents (including Hart-Scott-Rodino clearance) deemed necessary or appropriate by Bank shall have been obtained, and (d) delivery of such legal opinions in connection with the Acquisition as Bank deems appropriate, each of which shall be addressed to Bank and the Lenders (or expressly state that Bank and the Lenders may rely thereon).

                    4. No material adverse change, in the opinion of Bank, in the assets, liabilities, business, financial condition, business prospects, or results of operations of Borrower or the Target Company.

                    5. There shall exist no action, suit, investigation, litigation, or proceeding pending or threatened in any court or before any arbitrator or governmental instrumentality that in Bank's judgment (a) could reasonably be expected to have a material adverse effect on Borrower's or the Target Company's assets, liabilities, business, financial condition, business prospects, or results of operations or which could impair Borrower's ability to perform satisfactorily under the Senior Credit Facility, or (b) could reasonably be expected to materially and adversely affect the Senior Credit Facility, the Acquisition or the transactions contemplated thereby.

                    6. Bank shall have received, each in form and substance satisfactory to Bank, (a) a pro forma balance sheet of Borrower dated as of the date of closing and giving effect to the Acquisition, (b) financial projections of Borrower, giving effect to the Acquisition, evidencing Borrower's ability to comply with the financial covenants set forth in the financing agreement, and (c) interim financial statements for Borrower and the Target Company as of a date not more than 30 days prior to the closing date.

                    7. Bank's satisfaction that Borrower is adequately capitalized, that the fair saleable value of Borrower's assets will exceed its liabilities at closing, and that Borrower will have sufficient working capital to pay its debts as they become due.

                    8. Bank shall have received certificates of insurance with respect to Borrower's property and liability insurance, together with a loss payable endorsement naming Bank as loss payee, all in form and substance satisfactory to Bank.

                    9. Borrower shall have obtained all governmental and third party consents and approvals as may be necessary or appropriate in connection with the Senior Credit Facility and the transactions contemplated thereby.

                    10. Bank's satisfaction with all environmental aspects relating to Borrower, the Target Company and their respective businesses, including all environmental reports as may be required by Bank.

                    11. Bank's receipt of a satisfactory net orderly liquidation value appraisal of Borrower's inventory (prepared by a third party appraiser satisfactory to the Bank and the Borrower).

                    12. Bank's receipt of such landlord waiver agreements and other third party documents as Bank may require, all in form and substance acceptable to Bank.

OTHER: This term sheet is intended as an outline only and does not purport to summarize all the conditions, covenants, representations, warranties and other provisions which will be contained in definitive legal documentation for the Senior Credit Facility contemplated hereby.

                                   SCHEDULE 1
                                   ----------

                           INTEREST, FEES AND EXPENSES



ARRANGEMENT         Borrower will pay certain arrangement and closing fees in
AND CLOSING FEES:   connection with the Senior Credit Facility as set forth in the Fee Letter.


ADMINISTRATIVE      Borrower will pay an administrative fee in connection with
FEE:                the Senior Credit Facility as set forth in the Fee Letter.


UNUSED LINE         An unused line fee (calculated on the basis of actual number
FEE:                of days elapsed in a year of 360 days) on the unused portion of the Senior Credit Facility will be payable monthly in arrears. The fee will be in the range of [REDACTED TEXT] basis points per annum based upon a financial performance test to be agreed upon by Borrower and Bank.

OTHER FEES:         Borrower will pay certain other fees in connection with the
                    Senior Credit Facility as set forth in the Fee Letter.

INTEREST RATES:     The Senior Credit Facility will bear interest at a rate
                    equal to LIBOR plus [REDACTED TEXT] basis points or Base
                    Rate plus [REDACTED TEXT] basis points.

                    LIBOR will be defined in accordance with Bank's customary practices. Base Rate will mean Bank's prime rate, which is not necessarily the lowest rate at which Bank makes loans.

                    LIBOR loans will be subject to customary provisions, including applicable reserve requirements, limits on the number of outstanding LIBOR loans, and minimum dollar amounts of each LIBOR loan.

                    All interest will be calculated on the basis of actual number of days elapsed in a year of 360 days. If an event of default exists, all loans and other obligations will bear interest at a rate [REDACTED TEXT] basis points in excess of the otherwise applicable rate.

PERFORMANCE         The LIBOR and Base Rate margins will be subject to
PRICING:            performance pricing adjustments, commencing at least twelve months after the closing date, based upon a financial performance test to be agreed upon by Borrower and Bank.


LETTER OF CREDIT    Borrower will pay (a) a letter of credit fee monthly in
FEES:               arrears on all letters of credit in the amount set forth in the Fee Letter, (b) a fronting fee to Bank upon the issuance of each letter of credit in the amount set forth in the Fee
                    Letter, and (c) Bank's customary fees and charges in connection with all amendments, extensions, draws and other actions with respect to letters of credit.




UNCOLLECTED         Bank will apply all remittances on the date of receipt to
REMITTANCES:        reduce outstandings under the Senior Credit Facility. In
                    order to reimburse Bank for the cost of delays in the collection and clearance of remittances applied to the Senior Credit Facility, Borrower would pay Bank a fee on such uncollected remittances (until collected) at the applicable interest rates on the Senior Credit Facility.
                    Such fee would be payable monthly in arrears.

EXPENSES:           Borrower will pay (a) all reasonable out-of-pocket costs and expenses (including legal fees of Bank's counsel) of Bank associated with the Senior Credit Facility, including costs and expenses of (i) Bank's due diligence, including field examinations, appraisals and environmental audits, and (ii) preparing, administering, syndicating and enforcing all documents executed in connection with the Senior Credit
                    Facility, plus (b) a daily field examiner charge in the amount set forth in the Fee Letter, in addition to all out-of-pocket expenses for field examinations. Borrower will remain obligated for all such amounts whether or not the Senior Credit Facility is consummated.

                              Stephens Group, Inc.

                               Jackson Farrow Jr.
                                 General Counsel



                               September 14, 2001


The Lincoln Company LLC
745 5th Avenue, Suite 1508
New York NY  10051
Attention: Spencer Hays, Chairman of the Board

Dear Mr. Hays:

         This letter evidences the intent of Stephens Group, Inc., or its designee ("Stephens"), to enter into an agreement with The Lincoln Company LLC ("Lincoln") in connection with the acquisition by Lincoln, or a newly formed entity, to acquire the outstanding common stock of Hartmax Corporation ("Hartmax").

         1. Upon the closing ("Closing") of the transactions contemplated by this letter (the "Contemplated Transactions"), the capital structure of Lincoln shall be as follows:

            (a) Lincoln will be organized as a limited liability company that for federal income tax purposes will be treated as a partnership.

            (b) Preferred units of equity (the "Preferred Units") will be issued in exchange for cash contributions of not more than $70,000,000, held 50% by Stephens and 50% by an investor group satisfactory to Stephens and including yourself, The Tom James Company, Robert Abboud, and others (the "Investor Group"). Income and gain will each year be first allocated to the holders of the Preferred Units in an amount equal to a cumulative and compounded 10% yield on contributed and unreturned capital; any income or gain in excess of the amounts allocated to the holders of the Preferred Units will be allocated to the holders of the Common Units (discussed below). Except for distributions necessary to pay income taxes on allocated income, no distributions shall be made to holders of Common Units until distributions have been made to the holders of the Preferred Units equal to contributed capital and the accrued preferred yield.

            (c) Holders of Preferred Units will receive an equal number of common units of equity ("Common Units") which will have an initial value of $0.01/Common Unit. Holders of Common Units will share proportionately in allocations of income/gain and distributions following satisfaction of the rights of the Preferred Units as outlined above. An option pool of 10-15% of the total number of Common Units (inclusive of the pool itself) will be established for grants to management of Lincoln.

            (d) Up to $45,000,000 of subordinated debt issued by an institutional lender (the "Subordinated Debt") on terms mutually agreeable to Lincoln and Stephens. If requested by Lincoln, Stephens Group, Inc. (as distinguished from any designee) will guarantee the Subordinated Debt on the terms set forth below and will provide information concerning its financial condition to satisfy the provider of the Subordinated Debt. In exchange for guaranteeing the Subordinated Debt, Stephens will be entitled to (i) a fee paid at Closing equal [REDACTED TEXT], (ii) semiannual payments calculated in the manner of interest equal to [REDACTED TEXT], and (iii) if the guarantee of Stephens is continued beyond [REDACTED TEXT] months from the date of Closing, the issuance of warrants for the purchase of Common Units.

         1. For the first [REDACTED TEXT] months following Closing the Premium Rate shall be [REDACTED TEXT]; for the second [REDACTED TEXT] months following Closing the Premium Rate shall be [REDACTED TEXT]; for the third [REDACTED TEXT] months following Closing the Premium Rate shall be [REDACTED TEXT]; and for any period thereafter the Premium Rate shall be [REDACTED TEXT]

         2. If the guarantee of Stephens is continued beyond [REDACTED TEXT] months from the date of Closing, Stephens will be granted warrants to purchase newly issued Common Units in a number that [REDACTED TEXT]. Based upon financial models reviewed to date, it is anticipated that the number of warrants to be granted at that time will be approximately [REDACTED TEXT] the otherwise anticipated Common Units (100% being the number of Common Units issued to the holders of Preferred Units and the authorized option pool referred to in 1(c) above); the number of warrants will be confirmed as of closing. Each [REDACTED TEXT] months thereafter, if the Stephens guarantee is still in place an additional number of warrants shall be granted to Stephens equal [REDACTED TEXT] months following the date of Closing; if the Stephens guarantee is still in place [REDACTED TEXT] months following Closing, warrants shall be granted to Stephens as set forth hereunder, but thereafter no additional warrants will be granted as a result of the continuance of the Stephens guarantee. The number of warrants shall be reduced proportionately to the extent that the principal amount of the Subordinated Debt guaranteed by Stephens is reduced as of any of the dates indicated above. All warrants will have an exercise price of $0.01/Common Unit regardless of the date of the grant or the exercise of the warrant.

            (e) Senior institutional debt of not less than $200,000,000 as described in the September 7, 2001 letter from Bank of America, N.A.

         2. The Closing will be subject to the following conditions precedent:

            (a) Completion to Stephens's satisfaction of its due diligence with respect to Hartmarx, Lincoln, the Investor Group, and such other matters as are customary in transactions of the nature contemplated by this letter, including but not limited to the verification of all representations that are made by the parties involved in the Contemplated Transactions;

            (b) Compliance with any applicable regulatory requirements, including but not limited to all filing requirements under the Hart-Scott Rodino Act;

            (c) No injunction, judgment, order, decree, ruling, or charge shall be outstanding nor threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator that challenges the actions of Lincoln or any persons affiliated with Lincoln in acquiring the outstanding stock of Hartmarx;

            (d) Neither the board of directors of Hartmarx nor any committee thereof shall have adopted any resolutions or otherwise taken any action in opposition to the acquisition by Lincoln of the outstanding stock of Hartmarx;

            (e) Negotiation and execution of a definitive agreement in all respects acceptable to Lincoln, Stephens and their respective legal counsel, with respect to the matters set forth in this letter (the "Definitive Agreement") which reflects the provisions of this letter, appropriate governance provisions among the parties, and such other representations, warranties, covenants, and provisions as are customary to such agreements and reasonably necessary to effect the Contemplated Transactions;

            (f) There shall not have been any material adverse change in the business, financial condition, results of operations, or future prospects of Hartmarx.

         3. Each party will use its best efforts to prepare and execute the Definitive Agreement and consummate the Contemplated Transactions on or before December 31, 2001.

         4. All public and private announcements of the Contemplated Transactions and communications with Hartmarx will be coordinated between Stephens and Lincoln.

         5. In consideration of the substantial time and expense to be incurred by Stephens in investigating the Contemplated Transactions, Lincoln agrees that between the date hereof and December 31, 2001, it will not directly or indirectly enter into, or commence negotiations or discussion for the purpose of exploring whether to enter into, any form of agreement or arrangement with any party other than Stephens with respect to the provision of the Preferred Units as outlined in paragraph 1(b) above.

         6. Stephens and its agents will have the same access to the premises, books and records, personnel, and other information with regard to Hartmarx that Lincoln may from time to time be provided.

         7. Each party will separately pay its own costs, including any filing fees imposed on it by law, for legal and accounting services with respect to these matters prior to the signing of the Definitive Agreement.

         8. Simultaneous with the signing of this letter, Lincoln (a) is paying to Stephens a retainer [REDACTED TEXT] and (b) agrees to reimburse the out-of-pocket expenses incurred by Stephens, all in connection with the providing of financial advisory services. If a Closing occurs and the Subordinated Debt is guaranteed by Stephens as contemplated in paragraph 1(d) above, the [REDACTED TEXT] fee will be credited to the fee due under paragraph 1(d)(i) above; if a Closing occurs and the Subordinated Debt is not guaranteed by Stephens as contemplated in paragraph 1(d) above, the fee will nevertheless be earned in full; and, if no Closing occurs, [REDACTED TEXT] of the fee will nevertheless be earned and Stephens will repay [REDACTED TEXT] Lincoln.

         9. Other than the provisions of Paragraph 7 and 8, the provisions of this letter are not intended to create legally binding obligations on behalf of any person; such obligations will result only upon the execution of the Definitive Agreement and will be set forth in the Definitive Agreement.

         10. Your signature below will indicate that you agree in principle to the contents of this letter and intend to proceed promptly and in good faith on the detailed terms of the transactions described herein.

         With best regards, I am

                                          /s/ Jackson Farrow Jr.

                                          Jackson Farrow Jr.

JFJR:jfs


/s/ Spencer Hays
Spencer Hays

                         DECLARATION OF PHILIP WILLIAMS


         I, Philip Williams, hereby declare:

         1. I am the Chief Financial Officer of the Tom James Company and am very familiar with its financial affairs.

         2. The Tom James Company has committed to provide a $34,000,000 equity investment in connection with the acquisition by The Lincoln Company LLC of Hartmarx Corporation, to be funded from the following sources immediately available to the Tom James Company:


        Cash set aside in Special Account        $ 3,800,000
        Cash Surrender Value
          Of Life Insurance                       22,800,000
        Borrowing under
          Existing line of credit                  7,400,000
                                                 -----------
        Total                                    $34,000,000


         I declare under penalties of perjury that the foregoing facts are true and correct.

                                                Respectfully submitted,

                                                /s/  Philip Williams
Dated:  9-24-01
                                                Philip Williams